Issuer	Castellum AB
File No:	82-04683

According to Rule 12g3-2(b) of the Securities Exchange Act

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

Göteborg, January 14, 2008

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 1/2008, Castellum invests SEKm 399
Press Release 2/2008, The Election Committée's proposals regarding members to the Board of Directors in Castellum AB

Very truly yours,

CASTELLUM AB

Håkan Hellström   *p.p. Maria Kileby*

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 1/2008

Gothenburg, January 9, 2008

Castellum invests SEKm 399

Castellum has through wholly owned subsidiaries decided on new constructions for SEKm 247 and acquired 4 commercial properties for SEKm 152

After the signing of new leases, Eklandia Fastighets AB has started new construction of two properties on Hisingen in Gothenburg. One logistics building with a lettable area of approx. 15,500 sq.m., of which 1,500 sq.m. office premises, for products and services within the fields of health and medical care at an calculated investment of SEKm 115. One building with a lettable area of approx. 4,500 sq.m. for sale and service of cars, at an calculated investment of SEKm 75. Both buildings is planned to be completed and ready for moving in at the turn of the year 2008/2009.

Close to Aspholmen industrial estate in Örebro, Aspholmen Fastigheter AB has, in a first step, started new construction of 3,400 sq.m. lettable area with premises for office, retail and different types of services. The investment is calculated to SEKm 34 and time for moving in is planned to the end of 2008.

Fastighets AB Briggen has acquired a warehouse/logistics property of approx. 7,400 sq.m. for SEKm 67, of which SEKm 12 refers to deferred nominal tax liability since the property was acquired as a company acquisition. The property is fully let and located on Väla Södra in Helsingborg. A contract has been signed and the transaction was closed in the end of previous year.

Aspholmen Fastigheter AB has acquired a warehouse/industrial property of approx. 2,700 sq.m. for SEKm 16 of which SEKm 2 refers to deferred nominal tax liability since the property was acquired as a company acquisition. The property is located in the area Broby in Märsta/Stockholm. A contract has been signed and the transaction was closed in the end of previous year.

Within the area Tunbytorp in Västerås, Aspholmen Fastigheter AB has acquired and started the following:
- Acquisition of an office/retail property of approx. 5,200 sq.m. for SEKm 60 of which SEKm 9 refers to deferred nominal tax liability since the property was acquired as a company acquisition. A contract has been signed and the transaction was closed during January 2008.
- Acquisition of an warehouse/industrial property of approx. 1,100 sq.m. for SEKm 9. A contract has been signed and the transaction was closed during January 2008.
- Started new construction of approx. 2,500 sq.m. lettable area with premises for sale and service of cars. The investment is calculated to SEKm 23 and time for moving in is planned to the end of 2008.

*On **www.castellum.se** names and addresses on acquired properties are published.*

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 27 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Henrik Saxborn, Deputy CEO, phone +46 31 60 74 50 / mobile + 46 706-94 74 50

PRESS RELEASE 2/2008

Gothenburg, January 9, 2008

The Election Committee's proposals regarding members to the Board of Directors in Castellum AB

The election committee in Castellum, as appointed in accordance to the AGM's decision, is formed by Lars Öhrstedt, representing AFA Försäkring, Åsa Nisell, representing Swedbank Robur Fonder, Lars-Åke Bokenberger representing AMF Pension and the Chairman of the Board of Directors Jan Kvarnström. Chairman of the Election Committee is Lars Öhrstedt.

The election committee proposes re-election of Jan Kvarnström, Per Berggren, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Christer Jacobson, Göran Lindén and Mats Wäppling. Jan Kvarnström is proposed as Chairman of the Board of Directors.

END

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 27 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Lars Öhrstedt, representing AFA Försäkring, Chairman of the Election Committee. Phone: +46 8-696 40 50
Jan Kvarnström, Chairman of the Board of Directors. Phone +49 160 906 01 899